Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Tax-Free Fund of
Colorado (the "Fund") was held on June 27, 2008. The holders of shares representing 50.379% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes are presented below).



Dollar Amount of  Votes:


1.  To act on an Advisory and Administration Agreement


	For			Against		Abstain
	$97,602,323		$1,373,521		$4,181,206



2.  To act on a new Sub-Advisory Agreement


	For			Against		Abstain
	$95,619,953		$1,757,841		$5,779,254